UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-A
Amendment No 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

SUPERIOR SILVER MINES, INC.
(Name of Small Business Issuer in its charter)

State of Idaho
(State or other jurisdiction of incorporation or organization)
82-6008752
(I.R.S. Employer Identification No.)

Superior Silver Mines, Inc.
413 Cedar Street
Wallace, Idaho
(Address of principal executive offices)

83873
(Zip Code)

Issuer's telephone number (including area code) (208) 752-1131

Securities to be registered under Section 12(b) of the Act.

Title of each class
None

Name of each exchange on which each class is to be registered:
Not Applicable

Securities registered under Section 12(g) of the Act: Common Stock
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12-b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

History

We were incorporated under the laws of the State of Idaho as Superior Mines Company on January 22, 1962. We were established for the purposes of mineral exploration in the state of Idaho and Montana. In 1964 our name was changed to Superior Silver Mines, Inc. The Company has been dormant for a number of years. It currently holds one unpatented mineral claim. There are no known mineral reserves on the Company's property. Due to the increase in the price of gold, silver and other metals over the past several years, management is reactivating the Company with the intention of investigating opportunities in the natural resource industry. Because we have no operations and only nominal assets we are what the Securities and Exchange Commission defines as a shell company. At such time as we cease to be a shell company we will need to file a Form 8-K that contains the information that would be required in an initial registration statement on Form 10 or Form 10SB to register a class of securities under Section 12 of the Securities Exchange Act of 1934. We will be required to file the Form 8-K within four business days after the closing of the transaction that results in our no longer being considered a shell company

We are registering its shares under the Securities Exchange Act of 1934 (the "Exchange Act") for the purpose of becoming a reporting company. The Company believes that it will be better able to finance its operations if it is a reporting company. Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, and providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised OTC Bulletin Board.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

- Because the Company was historically engaged in the mineral exploration industry, there exists the possibility that the Company may have environmental liability. Management has no knowledge of any actions of the Company that might give rise to such potential liability, but there can be no assurance that the Company may not at some future date be deemed to have environmental liabilities.

- The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture or sell any property it may acquire.

- Mineral exploration and development are highly speculative and capital intensive. Most exploration efforts are not successful in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; *force majeure* events; and the risk of injury to persons, property or the environment.

- o Our property does not contain any reserves. The probability of an individual prospect ever having reserves is remote. As such, any funds spent on exploration could be lost which will result in a loss of your investment. Even if we were ever to develop reserves, ore reserve figures and costs are primarily estimates and are not guarantees of recovery of the indicated quantities of these metals. There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process, and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimates for properties that have not yet started production may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices. The economic value of ore reserves may be adversely affected by:

- o declines in the market price of the various metals we mine;

- o increased production or capital costs; or

- o recovery rates.

Assumptions about prices are subject to greater uncertainty, and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades may materially and adversely affect reserves. However, if the price of metals declines substantially below the levels used to calculate reserves for an extended period, we could experience:

- o delays in new project development;

- o increased net losses;

- o reduced cash flow;

- o reductions in reserves; and

- o   write-down of asset values.

- The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, silver and gold fluctuate widely and is affected by numerous factors beyond the control of any mining company.   These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of silver or copper should drop dramatically, the value of the Company's exploration properties could also drop dramatically; and the Company might not be able to recover its investment in those properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

- Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties. Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances will be dependent upon a number of factors, including our financial condition, reclamation cost estimates, development of new projects and the total dollar value of financial assurances in place.

- We compete with other mineral exploration and mining companies, almost all of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire, or at all.

- You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future.

- Our common stock is quoted on the Pink Sheets. Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system or a stock exchange such as the Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

- One of our directors, Terrence Dunne served as the Chief Financial Officer and a Director for Daybreak Oil and Gas, Inc. (Daybreak) from April 2006 until December , 2007. During Mr.

Dunne's tenure with Daybreak, the Company experienced two delinquent filings. The Form 10-QSB for the fiscal quarter ended November 30, 2006 and the Form 10-KSB for the fiscal year ended February 28, 2007 were filed subsequent to their statutory due dates.

The filings were delinquent due to management's decision (which included Mr. Dunne) to restate previously filed financial statements. The restated financial statements included the four (4) quarters for the fiscal year ended February 28, 2006 and the first three (3) quarters for the fiscal year ended February 28, 2007. The decision to restate these financial periods was in response to comments of the SEC staff in connection with the submission of a registration statement. These comments involved the Commission's interpretation of recently enacted accounting standards concerning the valuation of stock based compensation. The decision to restate the financial statements was predicated on the pre-effective application of newly enacted accounting standards. The Company's management conferred with the Company's audit committee and the Company's independent public accounting firm to arrive at this decision

- Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

  In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Employees

We currently have no employees. We intend to utilize the services of outside consultants and contractors to provide additional services to the Company.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company intends to engage in the exploration, development, and if warranted, the mining of properties containing precious, and associated base metals. At this time, the Company has no interest in any properties on which it intends to conduct mineral exploration. The Company intends to engage the services of consultants to assist in the identification of mineral properties for possible acquisition. For the foreseeable future, the Company anticipates that it will continue to utilize the services of consultants to effect its business. The Company does not anticipate a significant change in the number of employees during the next 12 months. These plans could change depending upon the timing and nature of any acquisitions of mineral exploration properties (none of which are under consideration at this time). The Company has adequate financial resources to meet its anticipated expenses for the next twelve months and does not foresee the need to raise additional capital during this period.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration, it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

Year ended December 31, 2007 compared to year ended December 31, 2006.

Result of Operations

During 2007, the Company's only revenue was interest income in the amount of $2,832. This represents a increase in income of $2,832 over the year ended December 31, 2006. This increase is due to the fact that the Company had $360,833 more cash on hand during the year ended December 31, 2007 than during the year ended December 31, 2006 due to an increase of cash and cash equivalents from the proceeds of a private placement of the Company's common stock.

Total expenses increased from $18,921 in 2006 to $48,457 in 2007. The increase is primarily due to the legal and accounting fees of approximately $34,000. Both of these items were due to the Company's private placement of common stock and expenses incurred in connection with the filing of a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended. In addition, general and administrative expenses of 13,585 in 2007 contributed to the Company's increased operating expenses although this was offset in part by $11,200 of management and consulting expenses incurred 2006 which did not recur in 2007.

As a result, the Company recorded a net loss of $45,625 in 2007, compared to a net loss of $18,921 in 2006.

Liquidity and Capital Resources

Working Capital, Cash and Cash Equivalents

The Company's positive working capital at December 31, 2007 was $365,015 compared to positive working capital of $9,255 at December 31, 2006. The ratio of current assets to current liabilities was 39.06 to 1 at December 31, 2007 compared to 3.06 to 1 at December 2006. Working capital increased in 2007 primarily due to the Company's private placement of common stock in 2007.

Net cash used in operating activities was $40,530 in 2007 compared with $3,226 used in operating activities in 2006. The increase is the result of the increased net loss from operations because the company was substantially dormant in 2006.

Cash flow from financing activities was $401,385 in 2007 compared to $13,800 in 2006. The increase is primarily the result of $360,095 received from the issuance of common stock in a private placement and 41,300 received from the issuance of common stock from the issuance of outatanding warrants.

As a result, cash and cash equivalents increased by $360,833 in 2007. The Company has cash and cash equivalents of $374,605 as of December 31, 2007. It will not be necessary for the Company to raise additional capital to continue it business activities in 2008.

Off-Balance Sheet Arrangements

There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements.

ITEM 3.   DESCRIPTION OF PROPERTY

We currently hold one unpatented mining claim. There are no known mineral resources on this property and we do not intend to conduct any exploration activities on the property

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of common stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of March 18, 2008, regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class (1)
Common	H. F. Magnuson (2)	2,160,000	10.46%

(1)   Based on 20,654,398 shares issued and outstanding

(2)   H.F. Magnuson is the father of H. James Magnuson, one of our directors.

Security Ownership of Management

The following table sets forth certain information as of December 11, 2007, regarding the number and percentage of shares of common stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name & Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class[1]
Common	H. James Magnuson	1,761,114[2]	8.50%
Common	Thomas S. Smith	1,094,000	5.30%
Common	Arthur P. Dammarell	475,500	2.30%
Common	Dennis O'Brien	140,000	0.68%
Common	Terrence J. Dunne	902,134	4.37%
Common	Dale B. Lavigne	75,000	0.36%
	Total of all executive officers and directors (6 individuals)	4,447,748	21.50%

(1) Based on 20,654,398 shares issued and outstanding plus for each person listed.

(2) Includes 1,368,891 shares held in trust for the benefit of Mr. Magnuson's relatives. As trustee, Mr. Magnuson has the power to vote such shares but disclaims any beneficial ownership in the shares.

Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following information is provided as of March 18, 2008 with respect to each executive officer and director of the Company:

Name	Age	Position
Thomas S. Smith	83	Director and President
H. James Magnuson	55	Director and Vice President
Dennis O'Brien	46	Secretary and Principal Financial Officer
Terrence J. Dunne	59	Director
Arthur P. Dammarell	64	Director
Dale B. Lavigne	76	Director

Thomas S. Smith has been a Director and the President of the Company for more than the past fifteen years. Mr. Smith has been engaged in the private practice of law for more than the past five years. Mr. Smith received his Bachelor of Business degree from the University of Idaho and his Juris Doctorate from Gonzaga University. Mr. Smith serves as the president and a director of Nevada Stewart Mining Company, a director of Highland Surprise Mining Company, and the Secretary/treasurer of Homestake Silver and Lead Mining Company, all of which are non-reporting public companies.

H. James Magnuson has been a Director and Vice-President of the Company since June 2006. Since 1979, Mr. Magnuson has been an attorney engaged in the private practice of Law in Coeur d'Alene, Idaho. Mr. Magnuson received his Bachelor of Science degree from the University of Idaho and is graduated from Boston College with a Juris Doctorate.

Dennis O'Brien, CPA has been the Secretary of the Company since 2002 and its Principal Financial Officer since 2007. Since 1990, Mr. O'Brien has been the accountant for H .F. Magnuson & Company in Wallace, Idaho. Mr. O'Brien is graduated from Northern Illinois University with a Bachelor of Science degree with a major in accounting. Mr. O'Brien serves as a director and secretary of numerous non-reporting public companies.

Terrence J. Dunne has been a Director of the Company since June 2006. For approximately the last five years, Mr. Dunne has operated as a business consultant through his company Terrence J. Dunne & Associates. Mr. Dunne is graduated with a Bachelor of Business degree, a Master's of Business and a Master's in Taxation all from Gonzaga University. Mr. Dunne served as the chief financial officer (4/06 – 12/07) and as a director (1/06 – 12/07) of Daybreak Oil & Gas, Inc.; as chief financial officer (2006-01/08) and as a director (2006- present) of Gold Crest Mines, Inc.; and as president(2006-2007) director (director 2006 – present) of Rock Energy Resources, Inc (formerly Hanover Gold Company).

Arthur P. Dammarell has been a Director of the Company since June 2006. From 2000 through March 2006, Mr. Dammarell was the principal financial officer of Nova Oil, Inc. (now Nova Biosource Fuels, Inc.). Mr. Dammarell is graduated from Eastern Washington University with a Bachelor of Arts degree in Urban and Regional Planning.

Dale B. Lavigne has been a Director of the Company since June 2006. Mr. Lavigne is graduated from the University of Montana with a Bachelor of Science degree in Pharmacy. For the past 47 years, Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc.; a 4-store chain of drug stores in North Idaho. Mr. Lavigne has been a director of Daybreak Oil and Gas, Inc., since 1965 and served as the Company's President from 1989 until December 2004. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho, a former member of the Gonzaga University Board of Regents, former President of the Silver Valley Economic Development Corporation, and a current member of the Governor's Task Force on Rural Idaho.

Director Independence

Messrs. Dunne, Dammerall and Lavigne are independent members of the board of directors and the audit committee as defined by NASDAQ Marketplace Rules 4200(a)(15) and 4350(d)(2) respectively.

In determining the matter of independence, neither Messrs. Messrs. Dunne, Dammerall nor Lavigne had any transactions, relationships or arrangements with the Company prior to or after becoming directors of the Company except for becoming shareholders of the Company pursuant their investment participation in the Company's private placements on the same terms as all other investors in that offering. In determining the matter of director independence, the following matrix was utilized.

Director	Company Employee(1)	Compensation from Company (2)	Other Relationship (3)	Independent Director
Thomas S. Smith	Yes	Yes	No	No
H. James Magnuson	Yes	No	No	No
Dennis O'Brien	Yes	No	No	No
Terrence J. Dunne	No	No	No	Yes
Arthur P. Dammarell	No	No	No	Yes
Dale B. Lavigne	No	No	Yes	Yes

(1) a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(2) a director who accepted or who has a Family Member who accepted any compensation from the company . . . in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

  (i) compensation for board or board committee service;

(ii) compensation paid to a Family Member who is an employee (other than an executive officer) of the company ; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation

(3) Other relationships include:

(i) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities; or(ii) payments under non-discretionary charitable contribution matching programs.

(ii) a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

(iii) a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the company's audit at any time during any of the past three years.

Board Committees

The entire Board of Directors presently serves as our Audit, Nominating and Compensation Committees and will continue to serve in such capacity until said committees are established. We have not yet adopted a Code of Ethics for our Executive Officers but intend to do so during the second quarter of 2008.

Conflicts of Interest

Officers and Directors have a fiduciary duty to our shareholders and owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Officers and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Officers or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Officers and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Officer becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company).

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

ITEM 6.   EXECUTIVE COMPENSATION

None of our officers or directors receive any compensation for serving in such position. In June 2007 we authorized the payment of 224,000 shares of our common stock to the Thomas S. Smith. This compensation represented compensation for legal services performed by Mr. Smith over the previous seven years. The shares were valued at $0.025 per share based upon management's estimate of the fair value of the shares on the date of issuance.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPE

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue five hundred million (500,000,000) shares of $0.0001 par value common stock. All of the common stock authorized has equal voting rights and powers without restrictions in preference. All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

At March 18, 2008, there were 20,654,398 shares of common stock issued and outstanding held by approximately 1,392 shareholders of record. There are no outstanding options.

PREFERRED STOCK

We are authorized to issue 10,000,000 shares of Preferred Stock. At December 11, 2007, there were no shares of preferred stock issued and outstanding. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but un-issued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion have the power to determine the preferences, limitations, and relative rights of each series of Preferred Stock within the limits set forth in the Idaho Business Corporations Act. As of the date of this memorandum, no preferred stock has been issued.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Transfer Agent

We utilize the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as our transfer agent and registrar.

PART II

ITEM 1.   MARKET PRICE OF COMMON EQUITY AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is traded on the over-the-counter market in the Pink Sheets. The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2005.   The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2005:		
First Quarter	.07	.04
Second Quarter	.06	.03
Third Quarter	.10	.03
Fourth Quarter	.10	.05
2006:		
First Quarter	.07	.03
Second Quarter	.12	.03
Third Quarter	.20	.12
Fourth Quarter	.22	.16
2007:		
First Quarter	.25	.16
Second Quarter	.17	.15
Third Quarter	.15	.10
Fourth Quarter	.38	.10

Holders

As of March 18, 2008, there were approximately 1,392 shareholders of record of the Company's common stock.

Dividends

We have never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During December 2006, the Company sold 552,000 shares of its unregistered common stock for $0.025 per share. The proceeds to the Company from the sale were $13,800. The shares were offered to and purchased by four individuals, each of whom was an accredited investor. The purchasers consisted of three directors and one executive officer of the Company. Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Rule 506 of Regulation D and Section 4(2) of the Act. Proceeds from the offering were used to fund the Company's general and administrative expenses. All offers were made by the issued and no commissions were paid, directly or indirectly, in connection with the offer and sale of the shares.

During July and August 2007, the Company sold 10,325,000 shares of its unregistered common stock for $0.04 per share. The shares were offered and sold only to accredited investors as that term is defined in Regulation D. Commissions of $41,300 were paid to underwriters in connection with the offering. These shares were issued on September 13, 2007 and the proceeds to the Company from the offering were $360,085. the names of the purchasers and the number of shares acquired and the dollar amount invested are set forth as follows:

Name	Amount	Shares
Arthur P. Dammarell Jr.	15,000	375,000
Dale B. Lavigne	3,000	75,000
Daniel R. McKinney Sr.	20,000	500,000
Dante J. Gallinetti, Trustee	5,000	125,000
Frank H. Etter & Patricia A. Etter, TIC	10,000	250,000
G. Wesley Sodorff Jr.	17,000	425,000
Gary Thams	20,000	500,000
Greg Lipsker	10,000	250,000
Gregory M. Wilson, JTWROS	5,000	125,000
Harry F. Magnuson	68,000	1,700,000
James A. Fish	5,000	125,000
James F. Etter	20,000	500,000
James F. McQuade	16,000	400,000
James J. Workland	10,000	250,000
Joe P. Mazzie	10,000	250,000
Joel Lorenzen	5,000	125,000
John A. Pring Jr.	20,000	500,000
John R. Coghlan	10,000	250,000
Judy T. Booth, TIC	4,000	100,000

Kenneth D. Hrycenko	20,000	500,000
Kirk Hopkins	5,000	125,000
Larry L. Eastland & Beverly Eastland, TIC	5,000	125,000
Loucks Trust	5,000	125,000
Martyn A. Powell	20,000	500,000
Michael A. Kirk	2,000	50,000
Michael Agostinelli	4,000	100,000
Michael D. Cannon	3,000	75,000
Michael E. Templeton	5,000	125,000
Philip J. Carstens	3,000	75,000
Smith F. Hogsett	4,000	100,000
Terry Dunne	29,000	725,000
Thomas S. Smith	20,000	500,000
William J. Winkler	10,000	250,000
William Loucks	5,000	125,000
	413,000	10,325,000

Management believes that the offering was exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act and Rule 506 of Regulation D. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

During October 2007, the Company sold 516,250 shares of its unregistered common stock for $0.08 per share. This sale related to the exercise of all of the warrants received by the Placement Agent in the July and August 2007 private placement. The proceeds to the Company from the exercise were $41,300. Proceeds from the exercise are expected to be used to fund the Company's general and administrative expenses. Management believes that the sales were exempt from registration under the Securities Act of 1933 ("the Act') pursuant to Section 4(2) of the Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act Sections 30-1-850 through 30-1-859, permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

(a)   (i)   He conducted himself in good faith; and
(ii)   He reasonably believed:
(A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

15

     (B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

    (iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

   (b) He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

  (2) A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

  (3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

  (4) Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

   (a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

   (b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

dm-t

decoria • maichel • teague

1105 W. Francis, Suite A
Spokane, Washington 99205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Superior Silver Mines, Inc.

We have audited the accompanying balance sheets of Superior Silver Mines, Inc., (An Exploration Stage Company) ("the Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period of exploration stage (January 1, 2007) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Silver Mines, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended and for the period of exploration stage (January 1, 2007) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel + Teague P.S.

DeCoria, Maichel & Teague P.S.
March 21, 2008

Spokane, Washington

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Table of Contents

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Balance Sheets at December 31, 2007 and 2006

ASSETS

	2007	2006
Current assets:		
Cash and cash equivalents	$ 374,605	$ 13,750
Total assets	$ 374,605	$ 13,750

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current liabilities:		
Accounts payable	$ 3,020	$ 4,206
Accounts payable, related parties	6,570	289
Total current liabilities	9,590	4,495
Stockholders' equity:		
Preferred stock; $0.0001 par value; none issued and outstanding; 10,000,000 authorized		
Common stock:		
Before change in par value; $0.10 par value; 9,813,949 shares issued and outstanding; 10,000,000 shares authorized		981,395
After change in par value; $0.0001 par value; 20,655,199 shares issued and outstanding; 500,000,000 shares authorized	2,066	
Common stock discount		(189,618)
Additional paid-in capital	1,191,096	
Accumulated deficit	(782,522)	(782,522)
Deficit accumulated during the period of exploration stage (January 1, 2007) through December 31, 2007	(45,625)	
Total stockholders' equity	365,015	9,255
Total liabilities and stockholders' equity	$ 374,605	$ 13,750

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
**Statements of Operations for years ended
December 31, 2007 and 2006 and for the
period of exploration stage (January 1, 2007)
through December 31, 2007**

		2007		2006		Period of Exploration Stage (January 1, 2007) Through December 31, 2007
Operating expenses:						
Environmental consulting			$	7,400		
Management and consulting				11,200		
Legal fees	$	16,972			$	16,972
Audit and audit related fees		17,040				17,040
General and administrative		13,585				13,585
Office supplies and expense		860		321		860
Operating expenses		48,457		18,921		48,457
Other income:						
Interest income		2,832				2,832
Net loss	$	(45,625)	$	(18,921)	$	(45,625)
Net loss per common share	$	Nil	$	Nil	$	Nil
Weighted average number of shares outstanding – basic		12,975,096		9,072,207		12,975,096

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2007 and 2006
and for the period of exploration (January 1, 2007)
through December 31, 2007

	Common Stock		Additional Paid-in Capital (Discount)	Accumulated Deficit	Total
	Shares	Amount			
Balances December 31, 2005	8,813,949 $	881,395 $	(114,618) $	(763,601) $	3,176
Common stock:					
Issued for management and consulting expenses	448,000	44,800	(33,600)		11,200
Issued for cash at $0.025 per share in private placement	552,000	55,200	(41,400)		13,800
Net loss				(18,921)	(18,921)
Balances December 31, 2006	9,813,949	981,395	(189,618)	(782,522)	9,255
Change in par value from $0.10 to 0.0001		(980,414)	980,414		
Common stock:					
Issued for cash at $0.04 per share in private placement, net of offering costs	10,325,000	1,033	359,052		360,085
Issued for warrants exercised at $0.08 per share	516,250	52	41,248		41,300
Net loss for the period of exploration stage (January 1, 2007) through December 31, 2007				(45,625)	(45,625)
Balances December 31, 2007	20,655,199 $	2,066 $	1,191,096 $	(828,147) $	365,015

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Statements of Cash Flows for the years ended December 31, 2007 and 2006 and for the period of exploration stage (January 1, 2007) through December 31, 2007

	2007	2006	Period of Exploration Stage (January 1, 2007) Through December 31, 2007
Cash flows from operating activities:			
Net loss	$ (45,625)	$ (18,921)	$ (45,625)
Adjustments to reconcile net loss to net cash used by operating activities:			
Common stock issued for management and consulting services		11,200	
Change in:			
Accounts payable	2,600	4,206	2,600
Accounts payable, related parties	2,495	289	2,495
Net cash used by operating activities	(40,530)	(3,226)	(40,530)
Cash flows from financing activities:			
Issuance of common stock in private placement, net of offering costs	360,085	13,800	360,085
Issuance of common stock for warrant exercise	41,300		41,300
Net cash provided by financing activities	401,385	13,800	401,385
Net increase in cash	360,855	10,574	360,855
Cash and cash equivalents at beginning of year	13,750	3,176	13,750
Cash and cash equivalents at end of year	$ 374,605	$ 13,750	$ 374,605

The accompanying notes are an integral part of these financial statements.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Notes to Financial Statements

1. Description of Business

The Company was incorporated under the laws of the State of Idaho as Superior Mines Company on January 22, 1962. The Company was established for the purposes of mineral exploration in the states of Idaho and Montana. In 1964, the Company's name was changed to Superior Silver Mines, Inc. The Company has been dormant for a number of years. It currently holds one unpatented mineral claim. There are no known mineral reserves on the Company's property. Due to the increase in the price of gold, silver and other metals over the past several years, management is reactivating the Company with the intention of investigating opportunities in the natural resource industry.

The Company is an exploration stage company and has incurred losses since the period of exploration stage (January 1, 2007).

2. Summary of Significant Accounting Policies

Exploration Stage Enterprise

The Company's financial statements are prepared in accordance with the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all its efforts to exploring for mining interests and developing opportunities that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests and opportunities are engaged in commercial production, the Company will continue to prepare its financial statements in accordance with entities in the exploration stage.

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be cash equivalent.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents and accounts payable, approximated their fair values at December 31, 2007 and 2006.

Exploration Costs

Exploration costs are expensed in the period in which they occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Notes to Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Net Loss Per Share

Such amounts, representing basic and diluted loss per share, are computed based on the weighted average number of shares outstanding during the periods December 31, 2007 and 2006.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision, as it has no taxable income.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (hereinafter "FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007. It's adoption had no effect on the Company's financial position or results of operations.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment."   This Statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which guidance the intrinsic value method was prescribed for awards to employees for services. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. There was no impact on the financial statements as of and for the year ended December 31, 2006 as a result of the adoption of SFAS No. 123(R). In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Notes to Financial Statements

2.   Summary of Significant Accounting Policies, continued:

Reclamation and Remediation

The Company's properties have been and are subject to, standards for mine reclamation that have been established by various governmental agencies.   In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which the Company incurs a legal obligation for the retirement of tangible long-lived assets. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability will be adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation. Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

Environmental costs relating to properties put into production will be estimated based primarily upon environmental and regulatory requirements, and are accrued and charged to expense over the expected economic life of the operation using the units-of-production method. The liability for reclamation is classified as current or long-term based on the expected timing of the expenditures.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs will be based on management's estimate of amounts expected to be incurred when remediation work is performed. To date, management is unaware of any environmental proceedings or action pending against the Company.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (hereinafter "SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant immediate effect on its financial position or results of operation.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51," which is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling ownership interest in a subsidiary and for the deconsolidation of a subsidiary. We are currently evaluating the potential impact of this statement on our financial statements and at this time we do not anticipate a material effect.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Notes to Financial Statements

2.   Summary of Significant Accounting Policies, continued:

In December 2007, the FASB revised SFAS No. 141 "Business Combinations." The revised standard is effective for transactions where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) will change the accounting for the assets acquired and liabilities assumed in a business combination.

- Acquisition costs will be generally expenses as incurred;

- Noncontrolling interests (formally known as "minority interests") will be valued at fair value at the acquisition date;

- Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for nonacquired contingencies;

- In process research and development will be recorded at fair value as an indefinite lived intangible asset at the acquisition date;

- Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

- Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

The adoption of SFAS No. 141(R) does not currently have a material effect on our financial statements. However, any future business acquisitions occurring on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 will be accounted for in accordance with this statement.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains on items for which the fair value option has been elected are to be reported in earnings. SFAS No. 159 will become effective as of the beginning of the first fiscal year that begins after November 15, 2007. We do not anticipate the adoption of SFAS No. 159 to have a material effect on our results of operations or financial position.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Notes to Financial Statements

3. Income Taxes

The Company did not record an income tax provision for the years ended December 31, 2007 and 2006, as it had no taxable income. At December 31, 2007 and 2006, the Company had net operating loss carryforwards available for income tax purposes of approximately $732,000 and $687,000, respectively, which will expire in various amounts from 2008 through 2027. The associated deferred tax asset at December 31, 2007 and 2006 is approximately $293,000 and $275,000, respectively, which was calculated assuming a 40% marginal combined federal and state income tax rate, and has been fully reserved as management believes it is more likely than not that the deferred tax asset will not be utilized. In accordance with Internal Revenue Code Section 382, pre-2007 net operating loss carryovers will be limited to approximately $32,000 per year due to the significant ownership change during the year ended December 31, 2007.

The following is a reconciliation of the reported amount of income tax expense attributable to continuing operations for the years ended December 31, 2007 and 2006, to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations:

	2007		2006	
Computed "statutory" (benefit) provision	$ 15,969	35%	$ 6,622	35%
Effect of state taxes	2,281	5%	946	5%
Change in valuation allowance other than utilization	(18,250)	(40%)	(7,568)	(40%)
	$ 0	0	$ 0	0

4. Stockholders' Equity

Common Stock

At December 31, 2006, the Company was authorized to issue up to 10,000,000 shares of its $0.10 par value common stock. At December 31, 2006, the Company had one class of common stock authorized, issued and outstanding.

During 2007, the Company's shareholders approved a change in the authorized common stock of the Company from 10,000,000 shares of $0.10 par value common stock to 500,000,000 shares of $0.0001 par value common stock. The shareholders also approved the authorization of 10,000,000 shares of $0.0001 par value preferred stock.

Superior Silver Mines, Inc.
(An Exploration Stage Company)
Notes to Financial Statements

4.   Stockholders' Equity, continued:

<u>Private Placement</u>

During December 2006, the Company sold 552,000 shares of its unregistered common stock for $0.025 per share. The proceeds to the Company from the sale were $13,800. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

During July and August 2007, the Company sold 10,325,000 shares of its unregistered common stock for $0.04 per share. These shares were issued on September 13, 2007 and the proceeds to the Company from the offering were $360,085. Proceeds from the offering are expected to be used to fund the Company's general and administrative expenses.

During October 2007, the Company issued 516,250 shares of its unregistered common stock in connection with the exercise of warrants at $0.08 per share. The warrants were granted to a placement agent as compensation for the July and August 2007 private placement. The proceeds to the Company from the exercise were $41,300, and are expected to be used to fund the Company's general and administrative expenses.

<u>Common Stock Issued for Management and Consulting Services</u>

On June 27, 2006, the Company issued 224,000 shares to Thomas S. Smith, the Company's President, and 224,000 shares to H.F. Magnuson, father of a director of the Company, for services rendered to the Company. The shares were valued at $0.025 per share based upon management's estimate of their fair value at the date of issuance.

5.   Related Party Transactions

In addition to the related party transactions described in Note 4, at December 31, 2007 and 2006, the Company owed H.F. Magnuson & Company, a company controlled by H.F. Magnuson, father of a Director of the Company, $6,570 and $289, respectively for office expenses. During 2007, the Company paid H.F. Magnuson & Company $2,026 for office expenses.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description of Document
3.1	Certificate of Incorporation and Articles of Incorporation dated January 22, 1962*
3.2	Amendment to Articles of Incorporation dated December 1, 1964*
3.3	Amendment to Articles of Incorporation dated June 28, 2007*
3.4	Bylaws of Superior Silver Mines, Inc.*

*AS PREVIOUSLY FILED ON JANUARY 23, 2008

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 30, 2008.

SUPERIOR SILVER MINES, INC.

    /s/ Thomas S. Smith
By: _____
    Thomas S. Smith, President